SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated January 27, 2020 between
LISTED FUNDS TRUST
and
TRUEMARK INVESTMENTS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
TrueShares AI & Deep Learning ETF	0.68%
TrueShares ESG Active Opportunities ETF	0.58%
TrueShares Structured Outcome ETFs (12 ETFs)	0.79%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of May 18, 2020.
LISTED FUNDS TRUST, on behalf of each Fund listed on this Schedule A

By:    /s/ Kent P. Barnes
Name: Kent P. Barnes
Title: Secretary

TRUEMARK INVESTMENTS, LLC

By:    /s/ Michael N. Loukas
Name: Michael N. Loukas
Title: CEO